F-Secure Corporation

02 FEB 22 9:29

02015291

82-5035

December 14, 2001

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
MAR 05 2002
THOMSON FINANCIAL P

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

dlw 2/26

Jaana Sirkiä
Corporate communicator

PP. Henrietta Malmari

Press release

PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE December 10, 2001

New features in F-Secure Anti-Virus for Internet Mail

Helsinki, December 10, 2001 - To stop new and fast spreading viruses, anti-virus products require more advanced functionalities. To address this need, F-Secure Anti-Virus for Internet Mail 6.0 now provides advanced protection against new unknown viruses, and introduces several new features to improve corporate virus protection.

F-Secure Anti-Virus for Internet Mail detects and removes viruses, worms and Trojans from both incoming and outgoing email traffic in real time, before viruses can enter or leave the corporate network. The latest version of the software allows the corporate administrator to define what types of email attachments are allowed to pass through the firewalls and/or email servers. Companies can greatly improve their security by stopping email attachment types such as .exe and .vbs.

For example, dropping all .vbs file attachments, viruses such as Love Letter could have been stopped even before updated protection was available from anti-virus vendors. Furthermore, the attachment-stripping feature enables corporate administrators to filter out non-work related emails that include for example pictures and multimedia files. F-Secure Anti-Virus for Internet Mail 6.0 can also strip email attachments based on file name. If needed, the stripped attachments can be placed in a local quarantine directory. This way the administrator is able to view the types of email attachments that have been removed from incoming and outgoing corporate emails.

F-Secure Anti-Virus for Internet Mail 6.0 also includes the possibility for using a local user interface for monitoring the status and statistics of the product. This helps evaluation and installation of the product and makes configuration on small networks easier.

About F-Secure Corporation

F-Secure Corporation is a leading developer of centrally managed security solutions for the mobile, distributed enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption, distributed firewall and VPN solutions for workstations, servers, gateways and mobile devices. F-Secure products are uniquely suited for delivery of Security as a Service, which provides invisible, reliable, always-on, and up-to-date security for the most widely distributed user base. Whether provided by corporate IT or delivered by service providers, F-Secure solutions extend policy-based security and instant alerts to all devices where information is created, stored or accessed. Founded in 1988, F-Secure Corporation is listed on the Helsinki Stock Exchange [HEX: FSC]. The company is headquartered in Helsinki, Finland, with North

American headquarters in San Jose, California, as well as offices worldwide.

For more information, please contact:

Sari Lindroos, Product Manager
F-Secure Corporation
Pl 24, FIN-00181 Helsinki, Finland
Tel. +358 9 2520 5623
Fax +358 9 2520 5001
Gsm +358 40 517 4623
Email: Sari.Lindroos@F-Secure.com

http://www.F-Secure.com

Press release

PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE November 26, 2001

F-Secure warns of email worm BadTrans

Helsinki, Finland, November 26, 2001 - F-Secure Corporation (HEX:FSC) is alerting computer users worldwide of an email worm called BadTrans.B. According to F-Secure, this worm is spreading fast through email messages and installs a spying Trojan component to steal information from infected systems.

The worm was spotted in Europe on Saturday, November 24. It is expected to keep on spreading significantly faster than the average worms, because on many systems it is capable of executing automatically when an infected email is read.

F-Secure Anti-Virus detects and stops the BadTrans virus. The detection of this variant was added early Sunday, November 25.

BadTrans spreads via e-mail, by locating all unread messages from a systems e-mail inbox and replying to them. The messages have no content, and the subject field is typically just "RE: ". There is an attachment file called WHATEVER.EXE, but on systems with Internet Explorer 5.01 installed, the user never sees the attachment before it is automatically executed. Because of the US Thanksgiving holiday , many users have a higher than usual number of unread mails in their in-box, making the worm spread even more widely than would normally be the case.

BadTrans drops a spying Trojan into infected systems. This Trojan, which is detected as Trojan.PSW.Hooker, will monitor keyboard activity, log system passwords and send them out via email. Otherwise the worm won't try to delete files or generate massive amounts of network traffic.

"The most important factor in this worm is the capability for executing attachment files automatically, much like the Nimda worm did," comments Mikko Hypponen, Manager of Anti-Virus Research at F-Secure. "We can only hope that many people have installed suitable patches after the last big virus scares we've had."

Technical details of the worm are posted at: http://www.F-Secure.com/v-descs/badtrans.shtml

For more information, please contact:

USA:
F-Secure Corporation
Fred Fondriest or Tony Magallanez
Tel +1 408 350-2178
Mobile phone +1 408 221-8920

http://www.F-Secure.com

Finland:
F-Secure Corporation
Mikko Hyppönen
Tel. +358 9 2520 5513
Fax +358 9 2520 0700
GSM +358 400 648 180
Email: Mikko.Hypponen@F-Secure.com